SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                             CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     The following response is as of December 15, 1999:

     CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the State of New York. Claimant is a holding company, which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant became a holding company under the Act on December 15, 1999 and, as of that date, has the following subsidiaries other than any EWG:

   NAME AND LOCATION              STATE OF
       OF COMPANY               ORGANIZATION           NATURE OF BUSINESS
       ----------               ------------           ------------------
--------------------------------------------------------------------------------
1.  Central Hudson Gas &         New York         Generation, Transmission and
Electric Corporation,                             distribution of electricity
Poughkeepsie, New York                            and the transmission and
("Central Hudson")                                distribution of natural gas in
                                                  New York State except that
                                                  certain wholesale sales of
                                                  electricity are made, from
                                                  time to time, to out of State
                                                  utilities. Central Hudson's
                                                  "franchise territory"
                                                  generally extends about 85
                                                  miles along the Hudson River
                                                  and about 25 to 40 miles east
                                                  and west of such River. The
                                                  southern end of that territory
                                                  is about 25 miles north of New
                                                  York City and the northern end
                                                  is about 10 miles south of the
                                                  City of Albany, N.Y.
--------------------------------------------------------------------------------
2.  Phoenix Development          New York         Real estate holding company
Corporation, Poughkeepsie,                        for Central Hudson.
New York ("Phoenix")
--------------------------------------------------------------------------------
3.  Central Hudson Energy        New York         Invests in energy related
Services, Inc., Poughkeepsie,                     business; currently owns,
New York ("Services")                             directly or indirectly, the
                                                  affiliates referred to in 4-11
                                                  below.
--------------------------------------------------------------------------------
4.  Central Hudson               New York         Markets electric, gas and oil
Enterprises Corporation,                          related services; and conducts
Poughkeepsie, New York                            energy audits and provides
("CHEC")                                          related services.
--------------------------------------------------------------------------------
5.  Greene Point                 New York         Develops, invests in and/or
Development Corporation,                          operates energy related
Poughkeepsie, New York                            businesses.
("Greene Point")
--------------------------------------------------------------------------------
6. Prime Industrial Energy       New York         Operates a heating,
Services, Inc., Poughkeepsie,                     ventilation and
New York ("Prime                                  air-conditioning business.
Industrial")
--------------------------------------------------------------------------------
7.  Scasco, Inc., Winsted,       Connecticut      Conducts a fuel oil business
Connecticut ("Scasco")                            in Connecticut.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8.  Island Sound Commercial      Delaware         Sells natural gas to customers
Energy Sales, Inc.,                               in Connecticut and Rhode
Winsted, Connecticut                              Island.
("Island Sound")
--------------------------------------------------------------------------------
9.  CH Niagara Properties,       New York         Owns real property interests
Inc., Niagara Falls, New                          on which an affiliate (CH
York ("CH Niagara")                               Resources, Inc.), an EWG,
                                                  operates an "eligible
                                                  facility".
--------------------------------------------------------------------------------
10.  CH Syracuse Properties,     New York         Owns real property interests
Inc., Syracuse, New York                          on which an affiliate (CH
("CH Syracuse")                                   Resources, Inc.), an EWG,
                                                  operates an "eligible
                                                  facility".
--------------------------------------------------------------------------------

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     The following response is as of December 31, 1998:

GENERATING STATION, LOCATION                              NET CAPABILITY (97-98)
   AND PERCENT OWNERSHIP                   FUEL            SUMMER        WINTER
-------------------------------    -------------------   --------        ------
--------------------------------------------------------------------------------
Danskammer Plant, Roseton NY --    oil, natural gas         492           502
Hudson River (100%)                and coal
--------------------------------------------------------------------------------
Roseton Plant, Roseton, NY --      oil and natural gas      425           404
Hudson River (35%)
--------------------------------------------------------------------------------
Neversink Hydro Station,           water                     23            22
Neversink, NY -- Neversink
Reservoir Aqueduct Tunnel
(100%)
--------------------------------------------------------------------------------
Dashville Hydro Station,           water                      5             5
Rifton, NY -- Wallkill
River (100%)
--------------------------------------------------------------------------------
Sturgeon Pool Hydro Station,       water                     16            16
Rifton, NY -- Wallkill,
River (100%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
High Falls, Hydro Station,         water                      3             4
High Falls, NY  -- Rondout
Creek (100%)
--------------------------------------------------------------------------------
Coxsackie Gas Turbine,             kerosene or               19            21
Coxsackie, New York (100%)         natural gas
--------------------------------------------------------------------------------
Nine Mile Point Unit 2,            nuclear                  103           104
Oswego, NY --Lake Ontario (9%)
--------------------------------------------------------------------------------
                                                 TOTAL    1,105         1,102
--------------------------------------------------------------------------------

     Central Hudson is in the process of auctioning its interests in the Danskammer Plant and the Roseton Plant. It is presently expected that its interests will be sold by the end of 2000.

     As of December 31, 1998, Central Hudson's electric transmission and distribution systems were comprised of 87 substations with a rated transformer capacity of approximately 6,399,468 kVA, approximately 593 circuit miles of overhead transmission lines, approximately 4.2 cable miles of underground transmission lines, approximately 7,314 conductor miles of overhead distribution lines and approximately 860 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Conductor Miles include: 34.5/33, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings is 6,968,359 kVA. Both numbers include generator step-up transformers and exclude generation station auxiliary transformers.

     Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Section interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Algonquin Gas Transmission Company and the Tuxedo (NY) Gas Station interconnection with Columbia Gas Transmission Company ("Columbia"). Natural Gas is distributed to approximately 62,000 industrial, commercial and residential customers through a network of 160 miles of transmission pipeline and more than 990 miles of distribution mains. Central Hudson owns and operates propane-air peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 MSCF per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee and CNG Transmission Corporation for a maximum total of 3.4 BCF of storage, located in various fields in the eastern United States.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     The following responses are as of December 31, 1998:

     Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

     (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                      ELECTRIC (KWHRS.)              GAS (Dth)
                                      -----------------              ---------
     Claimant                              None                         None

     Central Hudson        Retail:     4,540,335,000                 9,882,823
                           Wholesale:  1,254,245,000                 2,960,132

     (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                      ELECTRIC (KWHRS.)              GAS (Dth)
                                      -----------------              ---------
     Claimant                              None                         None

     Central Hudson                        None                         None

     (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                      ELECTRIC (KWHRS.)              GAS (Dth)
                                      -----------------              ---------
     Claimant                              None                         None

     Central Hudson                    1,730,368,000                    None

     (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                      ELECTRIC (KWHRS.)              GAS (Dth)
                                      -----------------              ---------
     Claimant                              None                         None

     Central Hudson                        None                         None

      4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

      (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

      CH Resources, Inc. ("Resources"), a New York corporation, with offices at 110 Main Street, Poughkeepsie, New York, owns and operates the following "eligible facilities" and the electricity generated thereat is sold to wholesale customers:

            (i) A 100 megawatt ("MW") combined cycle gas turbine located at 300 Belle Isle Road, Solvay, New York (acquired in December
                  1998).

            (ii) A 100 MW combined cycle gas turbine located at 3 Main Street, Beaver Falls, New York (acquired in December 1998).

            (iii) A 50 MW coal-burning fluidized bed cogeneration plant located at 5300 Frontier Avenue, Niagara Falls, New York (acquired in June 1999).

      (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

      Claimant owns 100% of Resources as of December 15, 1999.

      (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

      At December 31, 1998, Claimant had no capital invested in Resources. At that date, Central Hudson had capital invested in Resources of $21,226,000.00 comprised of the following:

            Debt: $0.00
            Equity: $21,226,000.00

      (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

      Resources capitalization and earnings were $21,219,460.00 and ($2,568.00) at December 31, 1998, respectively.

      (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      None.

EXHIBIT A.

      A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

      The consolidating financial statements, as of December 31, 1998, are attached hereto as Exhibit A. These statements relate to Central Hudson and its consolidated affiliates because Claimant only became a holding company on December 15, 1999:

EXHIBIT B.

      IF, AT THE TIME A REPORT ON THIS FORM IS FILED, THE REGISTRANT IS REQUIRED TO SUBMIT THIS REPORT AND ANY AMENDMENTS THERETO ELECTRONICALLY VIA EDGAR, THE REGISTRANT SHALL FURNISH A FINANCIAL DATA SCHEDULE. THE SCHEDULE SHALL SET FORTH THE FINANCIAL AND OTHER DATA SPECIFIED BELOW THAT ARE APPLICABLE TO THE REGISTRANT ON A CONSOLIDATED BASIS.

      The Financial Data Schedule, as of December 31, 1998, is attached hereto as Exhibit B. The Financial Data Schedule relates to Central Hudson and its consolidated affiliates because Claimant only became a holding company on December 15, 1999.

EXHIBIT C.

      AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING- COMPANY SYSTEM.

      The Organizational Chart, as of December 15, 1999, is attached hereto as Exhibit C.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 15th day of December, 1999.

                                   CH ENERGY GROUP, INC.


                                   By: /s/ Steven V. Lant
                                       -----------------------------------------
                                           Steven V. Lant
                                           Chief Financial Officer and Treasurer
Corporate Seal

Attest:

/s/ Gladys L. Cooper
-----------------------
    Gladys L. Cooper
    Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant,
Chief Financial Officer and Treasurer
CH Energy Group, Inc..
284 South Avenue
Poughkeepsie, New York 12601-4879

                                   EXHIBIT A
                                   ---------

                     CONSOLIDATING FINANCIAL STATEMENTS OF
                   CENTRAL HUDSON GAS & ELECTRIC CORPORATION,
                             AS OF DECEMBER 31, 1998
                   ------------------------------------------

CONSOLIDATED BALANCE SHEET
(In Thousands)
                                                              December 31,
                                                          1998           1997
ASSETS                                                 ----------     ----------
Utility Plant
  Electric ..........................................  $1,222,743     $1,193,735
  Gas ...............................................     158,165        151,222
  Common ............................................      94,271         91,522
  Nuclear fuel ......................................      42,317         37,262
                                                       ----------     ----------
                                                        1,517,496      1,473,741

  Less: Accumulated depreciation ....................     597,383        560,304
        Nuclear fuel amortization ...................      35,381         33,059
                                                       ----------     ----------
                                                          884,732        880,378

  Construction work in progress .....................      43,512         52,413
                                                       ----------     ----------
    Net Utility Plant ...............................     928,244        932,791
                                                       ----------     ----------

Other Property and Plant ............................      19,059          1,089
                                                       ----------     ----------
Investments and Other Assets
  Prefunded pension costs ...........................      40,218         23,536
  Other .............................................      18,209         13,869
                                                       ----------     ----------
    Total Investments and Other Assets ..............      58,427         37,405
                                                       ----------     ----------
Current Assets
  Cash and cash equivalents .........................      10,499          9,054
  Accounts receivable from customers -
   net of allowance for doubtful accounts;
   $2.4 million in 1998 and $2.8 million
   in 1997 ..........................................      45,564         49,643
  Accrued unbilled utility revenues .................      15,233         16,229
  Other receivables .................................       4,555          2,073
  Materials and supplies, at average cost:
    Fuel ............................................      11,797         11,920
    Construction and operating ......................      11,790         12,180
  Special deposits and prepayments ..................      34,823         14,210
                                                       ----------     ----------
    Total Current Assets ............................     134,261        115,309
                                                       ----------     ----------

Deferred Charges
  Regulatory assets .................................     149,261        139,236
  Unamortized debt expense ..........................       5,062          5,002
  Other .............................................      21,724         21,258
                                                       ----------     ----------
    Total Deferred Charges ..........................     176,047        165,496
                                                       ----------     ----------

           TOTAL ASSETS .............................  $1,316,038     $1,252,090
                                                       ==========     ==========

                               ------------------

CONSOLIDATED BALANCE SHEET  (CONT'D)
(In Thousands)
                                                             December 31,
CAPITALIZATION AND LIABILITIES                            1998          1997
                                                       ----------    ----------

Capitalization
 Common Stock Equity
   Common stock, $5 par value ......................   $   87,775    $   87,775
   Paid-in capital .................................      284,465       284,465
   Retained earnings ...............................      133,287       120,540
   Reacquired capital stock ........................      (27,143)       (9,398)
   Capital stock expense ...........................       (6,204)       (6,278)
                                                       ----------    ----------
    Total Common Stock Equity ......................      472,180       477,104
                                                       ----------    ----------

 Cumulative Preferred Stock
   Not subject to mandatory redemption .............       21,030        21,030
   Subject to mandatory redemption .................       35,000        35,000
                                                       ----------    ----------
    Total Cumulative Preferred Stock ...............       56,030        56,030
                                                       ----------    ----------

 Long-term Debt ....................................      356,918       361,829
                                                       ----------    ----------

    Total Capitalization ...........................      885,128       894,963
                                                       ----------    ----------

Current Liabilities
 Current maturities of long-term debt ..............       39,507         1,317
 Notes payable .....................................       18,000          --
 Accounts payable ..................................       23,591        24,368
 Dividends payable .................................        9,913        10,052
 Accrued taxes and interest ........................        6,334         3,240
 Accrued vacation ..................................        4,400         4,339
 Customer deposits .................................        4,248         4,001
 Other .............................................        7,932         6,545
                                                       ----------    ----------
    Total Current Liabilities ......................      113,925        53,862
                                                       ----------    ----------

Deferred Credits and Other Liabilities
 Regulatory liabilities ............................       81,065        81,271
 Operating reserves ................................        5,995         6,582
 Other .............................................       27,251        10,019
                                                       ----------    ----------
  Total Deferred Credits and
   Other Liabilities ...............................      114,311        97,872
                                                       ----------    ----------

Deferred Income Tax ................................      202,674       205,393
                                                       ----------    ----------

Commitments and contingencies
                                                       ----------    ----------

 TOTAL CAPITALIZATION AND LIABILITIES ..............   $1,316,038    $1,252,090
                                                       ==========    ==========

                               ------------------

                     TOTAL ASSETS, TOTAL OPERATING REVENUES
                                AND NET INCOME OF
                   CENTRAL HUDSON GAS & ELECTRIC CORPORATION
                             AS OF DECEMBER 31, 1998

CONSOLIDATED STATEMENT OF INCOME
(In Thousands)
                                                      Year ended December 31,
                                                    1998       1997       1996
                                                  --------   --------   --------
Operating Revenues
  Electric ....................................   $418,507   $416,429   $418,761
  Gas .........................................     84,962    103,848     95,210
                                                  --------   --------   --------
    Total Operating Revenues ..................    503,469    520,277    513,971
                                                  --------   --------   --------

Operating Expenses
 Operation:
  Fuel used in electric
   generation .................................     84,688     66,117     58,874
  Purchased electricity .......................     40,573     55,864     55,523
  Purchased natural gas .......................     44,964     61,514     50,636
  Other expenses of operation .................     96,247    101,219    102,746
 Maintenance ..................................     26,904     27,574     28,938
 Depreciation and amortization ................     45,560     43,864     42,580
 Taxes, other than income tax .................     63,458     64,879     66,145
 Federal income tax............................     29,775     29,190     32,700
                                                  --------   --------   --------
    Total Operating Expenses ..................    432,169    450,221    438,142
                                                  --------   --------   --------

Operating Income ..............................     71,300     70,056     75,829
                                                  --------   --------   --------
Other Income
  Allowance for equity funds
   used during construction ...................        585        387        466
  Federal income tax ..........................      1,148      2,953      1,632
  Other - net .................................      6,865      8,079      4,815
                                                  --------   --------   --------
    Total Other Income ........................      8,598     11,419      6,913
                                                  --------   --------   --------
Income before Interest Charges ................     79,898     81,475     82,742
                                                  --------   --------   --------

                               ------------------

CONSOLIDATED STATEMENT OF INCOME (CONT'D)
(In Thousands)
                                                   Year ended December 31,
                                               1998          1997          1996
                                           --------      --------      --------

Interest Charges
 Interest on long-term debt .............    23,115        23,097        23,617
 Other interest .........................     3,639         2,647         2,626
 Allowance for borrowed
  funds used during
  construction ..........................      (324)         (261)         (523)
 Amortization of expense on
  debt ..................................       924           906           940
                                           --------      --------      --------
   Total Interest Charges ...............    27,354        26,389        26,660
                                           --------      --------      --------

Net Income ..............................    52,544        55,086        56,082

Premium on Preferred Stock
  Redemptions-Net .......................      --            --             378
Dividends Declared on Cumul-
 ative Preferred Stock ..................     3,230         3,230         3,230
                                           --------      --------      --------
Income Available for
 Common Stock ...........................   $49,314       $51,856       $52,474
                                           ========      ========      ========

Common Stock:
  Average shares outstanding
  (000s) ................................    17,034        17,435        17,549
  Earnings per share on
   average shares outstanding ...........     $2.90         $2.97         $2.99

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(In Thousands)
                                                   Year ended December 31,
                                              1998          1997          1996
                                            --------      --------      --------

Balance at beginning of year .........      $120,540      $105,821       $90,475

Net Income ...........................        52,544        55,086        56,082
Premium on preferred stock
  redemption-net .....................          --            --             378

Dividends declared:
  On cumulative preferred
   stock .............................         3,230         3,230         3,230
  On common stock ($2.155 per
   share 1998; $2.135 per
   share 1997 $2.115 per
   share 1996) .......................        36,567        37,137        37,128
                                            --------      --------      --------

     Total dividends declared ........        39,797        40,367        40,358
                                            --------      --------      --------

Balance at end of year ...............      $133,287      $120,540      $105,821
                                            ========      ========      ========

                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE
                            -----------------------


                                      Schedule of Financial and Other Data
                                Of Registrant (Claimant) on a Consolidated Basis
Item No.    Caption Heading                  As of December 31, 1998

1.          Total Assets ($000):                    $1,316,038

2.          Total Operating Revenues ($000):          $503,469

3.          Net Income ($000):                         $52,544

                                   EXHIBIT C
                                   ---------

                               ORGANIZATION CHART
                           (AS OF DECEMBER 15, 1999)

      Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                                    Claimant
                                        |
                    +- - - - - - - - - -+
                    |                   |
                 Central            Services
                 Hudson                 |
                    |          + - - - -+- -  - - -- - -+- - - - - - - - +
                 - -+- -       |                        |                |
                 Phoenix     CHEC                   Resources*         Greene
                               |                        |              Point
                          +- - + - - - +            + - - - - - +
                          |            |            |           |
                        Scasco       Prime          CH         CH
                          |        Industrial     Niagara   Syracuse
                          |
                       Island
                       Sound

--------
*  EWG